APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Happy Flower LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period
	1/1/2021 to 12/31/2021
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Insurance	-
Miscellaneous Expense	-
Office Supplies	-
Professional Services - Legal, Accounting	-
Occupancy	-
Salaries	-
Payroll Taxes and Benefits	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Happy Flower, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Other Liabilities	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, ___Robinson Joachin___, certify that:

1. The financial statements of Happy Flower LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Happy Flower LLC has not been included in this Form as Happy Flower LLC was formed on 02/08/2021 and has not filed a tax return to date.

Signature

DocuSigned by:

Robinson Joachin

8890EEBCC5CE499...

Name: Robinson Joachin

Title: CEO

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